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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-15870                  Commission File Number 1-09718
                       -------                                         -------
PNC Bancorp, Inc.                               PNC Bank Corp.

           (Exact name of registrants as specified in their charters)

222 DELAWARE AVENUE                             249 FIFTH AVENUE
WILMINGTON, DE 19899                            PITTSBURGH, PA  15222
(302) 427-5896                                  (412) 762-5770

              (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                MIDLANTIC CORPORATION 9.25% SENIOR NOTES DUE 1999
        MIDLANTIC CORPORATION 9.875% SUBORDINATED CAPITAL NOTES DUE 1999 MIDLANTIC CORPORATION 8 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2010
            (Title of each class of securities covered by this Form)

PNC BANCORP, INC.
-----------------
NONE

PNC BANK CORP.
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COMMON STOCK, PAR VALUE $5.00
$1.60 CUMULATIVE CONVERTIBLE PREFERRED STOCK-SERIES A, PAR VALUE $1.00
$1.80 CUMULATIVE CONVERTIBLE PREFERRED STOCK-SERIES B, PAR VALUE $1.00
$1.80 CUMULATIVE CONVERTIBLE PREFERRED STOCK-SERIES C, PAR VALUE $1.00
$1.80 CUMULATIVE CONVERTIBLE PREFERRED STOCK-SERIES D, PAR VALUE $1.00 FIXED/ADJUSTABLE RATE NONCUMULATIVE PREFERRED STOCK-SERIES F, PAR VALUE $1.00 FLOATING RATE JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES DUE 2028 8.25% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2008
GUARANTEES OF DEBT SECURITIES ISSUED BY PNC FUNDING CORP

   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [X]              Rule 12h-3(b)(1)(i)    [X]
         Rule 12g-4(a)(1)(ii)  [ ]              Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(2)(i)   [ ]              Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(ii)  [ ]              Rule 12h-3(b)(2)(ii)   [ ]
                                                Rule 15d-6             [ ]


         Approximate number of holders of record as of the certification or notice date: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934, PNC Bancorp, Inc. and PNC Bank Corp. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Date: January 3, 2000                By: /s/  VICTOR M. DIBATTISTA
     -----------------                  --------------------------
                                        Victor M. DiBattista, Esq.
                                        Chief Regional Counsel of PNC Bank Corp.